

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

May 9, 2007

By U.S. mail and facsimile to (612) 331-5304

Mr. Marvin E. Dee
Chief Financial Officer
Hawkins, Inc.
3100 East Hennepin Avenue
Minneapolis, MN 55413

RE: Hawkins, Inc.
Form 10-Q for the quarter ended December 31, 2006
Filed May 7, 2007

File No. 0-7647

Dear Mr. Dee:

We have reviewed your response letter dated April 25, 2007 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. After reviewing this information, we may or may not raise additional comments.

Form 10-Q for the quarter ended December 31, 2006

Item 4. Controls and Procedures, page 13

1. You state that your Chief Executive Officer and Chief Financial Officer have concluded that your disclosure controls and procedures were not effective for the purposes for which they were designed as of the quarter ended December 31, 2006 because implementation and transitional issues encountered with implementation of your new Enterprise Resource Planning (ERP) system resulted in your inability to file the December 31, 2006 Form 10-Q within the filing period specified in the SEC's rules and forms. In future filings, please use only the definition of disclosure controls and procedures provided in Exchange Act Rule 13a-15(e), or simply state that the disclosure controls and procedures were either effective or ineffective, as applicable.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jenn Do at (202) 551-3743, or me at (202) 551-3689 if you have questions regarding these comments.

Sincerely,

John M. Hartz
Senior Assistant Chief
Accountant